UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)
Napster, Inc.
(Name of Subject Company)
Napster, Inc.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

630797108
(CUSIP Number of Class of Securities)

Wm. Christopher Gorog
Chief Executive Officer and Chairman of the Board
Napster, Inc.
9044 Melrose Avenue
Los Angeles, California 90069
(310) 281-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:
David Krinsky, Esq.
O’Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660
(949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, and subsequently amended by Amendment No. 1 on October 2, 2008, Amendment No. 2 on October 10, 2008, Amendment No. 3 on October 14, 2008 and Amendment No. 4 on October 27, 2008 (as further amended from time to time, the “Schedule 14D-9”), by Napster, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Puma Cat Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on September 26, 2008 and amended by Amendment No. 1 on October 2, 2008, Amendment No. 2 on October 10, 2008, Amendment No. 3 on October 14, 2008 and Amendment No. 4 on October 27, 2008, to purchase all issued and outstanding shares of the Company’s common stock, and the stock purchase rights associated with such shares (the “Shares”), at a price of $2.65 per Share, without interest or accrued dividends, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase dated September 26, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”), which were filed as exhibits to the Schedule TO.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment have the meanings set forth in the Schedule 14D-9.

Item 8. Additional Information.

Item 8(j) (“The Offer”) of Schedule 14D-9 is hereby amended and supplemented to include the following:

“At 12:00 midnight, Eastern Time, at the end of Wednesday, October 29, 2008, the Subsequent Offering Period expired. Based on information provided by U.S. Bank National Association, the depositary for the Offer, as of the expiration of the Subsequent Offering Period, an additional 3,932,720 Shares were validly tendered, resulting in the ownership by Purchaser of an aggregate of 40,558,382 Shares, representing approximately 85.9% of the outstanding Shares. Purchaser accepted for payment all Shares validly tendered during the Subsequent Offering Period in accordance with the terms of the Offer and has advised the Company that it will promptly pay for such Shares. In order to acquire more than 90% of the outstanding Shares (excluding Shares tendered through guaranteed delivery procedures and not yet delivered), Purchaser, pursuant to the terms of the Merger Agreement, exercised its Top-Up Option. As a result of Purchaser’s acquisition of the Shares validly tendered during the initial offering period, Shares validly tendered during the Subsequent Offering Period and the Shares issued pursuant to the Top-Up Option, Purchaser owns more than 90% of the outstanding Shares (excluding Shares tendered through guaranteed delivery procedures and not yet delivered). Pursuant to the Merger Agreement, Parent intends to cause Purchaser to merge with and into the Company on or before Friday, October 31, 2008, without a meeting of the Company’s stockholders, in accordance with the DGCL’s “short-form” merger statute, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share that was not purchased in the Offer (other than Shares held by Purchaser or Parent, treasury Shares, which will be cancelled, and Shares held by stockholders, if any, who properly exercise appraisal rights in accordance with the DGCL) will be converted into the right to receive $2.65 per Share, in cash, without interest. Shares held by stockholders who perfect their appraisal rights will represent only the right to receive the amount awarded in the appraisal, or, if such demand for appraisal is withdrawn or forfeited, $2.65 per Share, in cash, without interest.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAPSTER, INC.

By:	/s/ Aileen Atkins
Aileen Atkins Secretary

Dated: October 30, 2008